CENVEO, INC.
201 Broad Street, 6th Floor
One Canterbury Green
Stamford, CT  06901

October 12, 2012

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:	David R. Humphrey
Kristin Shifflett
Margery Reich

Re:	Cenveo, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 2, 2012
File No. 001-12551

Ladies and Gentlemen:

On October 9, 2012, Cenveo, Inc. (“Cenveo”) provided its response to the comment letter dated September 25, 2012 from David R. Humphrey to Scott Goodwin regarding the above-captioned Form 10-K. As requested in the comment letter, Cenveo acknowledges, in connection with such response, that:

•	Cenveo is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and

•	Cenveo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

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Please contact Charles A. Samuelson of Hughes Hubbard & Reed LLP at (212) 837-6454 with any questions or comments regarding the foregoing.

Very truly yours,

CENVEO, INC.

By:	/s/ Scott J. Goodwin
	Name:	Scott J. Goodwin
	Title:	Chief Financial Officer

Enclosure
cc:	Cenveo, Inc.
Kenneth A. Lefkowitz
Charles A. Samuelson